Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

BASIS OF PRESENTATION

This Management’s Discussion and Analysis (“MD&A”) covers the interim consolidated financial statements for Westport Innovations Inc. (“Westport”, “the Company”, “we”, “us”) for the three and nine months ended December 31, 2008 and provides an update to our annual MD&A dated May 16, 2008 for the fiscal year ended March 31, 2008.  This information is intended to assist readers in analyzing our financial results and should be read in conjunction with the audited annual consolidated financial statements, including the accompanying notes, for the fiscal year ended March 31, 2008 and our annual MD&A.  Our consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).

Additional information relating to Westport, including our Annual Information Form (“AIF”), is available on SEDAR at www.sedar.com.  This MD&A is dated January 28, 2009.   All financial information is reported in Canadian dollars unless otherwise noted.  Shares, share options, performance share units, warrants and per share amounts have been adjusted on a retroactive basis to reflect our three and one-half-to-one (3.5:1) share consolidation completed on July 21, 2008.

FORWARD LOOKING STATEMENTS

This MD&A contains forward-looking statements, including statements regarding the demand for our products, the future success of our business and technology strategies, investment, cash and capital requirements, intentions of partners and potential customers, the performance of our products, future market opportunities, our estimates and assumptions used in our accounting policies, accruals, including warranty accruals, and financial condition, and timing of when we will adopt or meet certain accounting and regulatory standards.  These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activities, performance or achievements expressed in or implied by these forward looking statements.  These risks include risks related to our revenue growth, operating results, industry and products, the general economy, conditions of the capital and debt markets, governmental policies and regulation, technology innovations, as well as other factors discussed below and elsewhere in this report and in our AIF, including the risk factors set forth therein.  Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made.  We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward looking statements except as required by National Instrument 51-102.

BUSINESS OVERVIEW

We are engaged in the research, development and marketing of high performance, low-emission engines and fuel systems that use gaseous fuels such as natural gas, liquefied petroleum gas (“LPG”) or hydrogen.  We expect strong demand for these products for transportation, power generation and industrial applications because of the performance, emissions and life-cycle costs characteristics when compared to alternatives now available or known to be under development for these applications.  To encourage customers to adopt natural gas solutions for their transportation requirements, our strategy is to provide integrated solutions from fuel supply and storage through to service and support.  We develop our technologies and products in cooperation with the world's leading engine, component and vehicle manufacturers and fuel infrastructure providers.  Our business focus is to continue to profitably grow Cummins Westport Inc. (“CWI”), our 50:50 commercial joint venture with Cummins Inc.; launch our liquefied natural gas (“LNG”) systems for heavy-duty (Class 8) trucks in North America and Australia; and develop new alliances and enable new market segments globally and across applications while maintaining our technology leadership with innovative ideas and collaborative research.

In recent weeks and months, we have seen significant deterioration in the credit and equity markets, falling energy prices, a lower Canadian dollar and weakness in the worldwide economy.  Some of our major OEM partners have closed plants, consolidated product lines and/ or have downsized.  Many have also implemented tighter credit procedures.  Some of the wider economic issues may negatively affect the natural gas vehicle market.  However, much of our revenues are earned through sales to government entities, or are at least partially funded by government entities, which have been less affected to date. Government stimulus packages may also provide an opportunity for us in certain markets.

Our consolidated revenue for the three months ended December 31, 2008 grew 61% to $31.1 million from $19.3 million in the same quarter in the prior year primarily because of higher shipments of LNG systems, the effects of exchange rate, and higher parts revenue.  CWI revenue was $25.8 million on 768 units shipped, up 38% from $18.7 million on 798 units shipped, primarily because of foreign exchange, and additional kit revenue.  CWI parts revenue increased by $1.8 million, or 46%.  The effect of the strengthening US dollar against the Canadian dollar accounted for approximately 24% of the revenue increase from Q308 to Q309 as our products are primarily denominated in US dollars.  Non-CWI revenues were $5.3 million on 56 LNG systems shipped compared to $0.6 million in the prior year when 3 LNG systems were shipped.

Net loss for the three months ended December 31, 2008, was $8.9 million, or $0.28 loss per share, which compares to net income of $7.4 million, or $0.28 earnings per share, in the three months ended December 31, 2007.  Excluding a $9.4 million gain in sale of investments in the three months ended December 31, 2007, net loss was $2.0 million.  Our 50% share of CWI decreased from $4.4 million to $0.1 million with our 50% share of pre-tax income down $1.6 million and our 50% share of future income tax recoveries contributing $2.7 million less in the third quarter of fiscal 2009 compared to fiscal 2008.  The decrease in CWI pre-tax income was primarily the result of increased warranty liabilities resulting in lower gross margins.  In the three months ended December 31, 2008, CWI increased warranty reserves by $2.4 million with the increase relating primarily to claims experience associated with the ISL G, which was launched in mid-2007. Non-CWI operating expenses (research and development, general and administrative and sales and marketing) increased by $2.3 million primarily because of increased field service, current product support and operational costs associated with our assembly centre, but were offset by $1.3 million in incremental gross margins from the sale of LNG systems.

For the nine months ended December 31, 2008 and 2007, consolidated revenue was $95.6 million and $56.2 million, respectively, an increase of 70%.  CWI revenues were up $31.9 million, or 61%, to $84.2 million on 3,236 units shipped, from $52.3 million on 2,165 units shipped, while non-CWI revenues were $11.4 million compared to $3.9 million in the same period in the prior year on 126 units shipped compared to 36 units shipped to date year over year.  In US dollar terms, consolidated revenues grew by 62%.

For the nine months ended December 31, 2008 and 2007, net loss was $11.7 million, or $0.39 per share, and $2.2 million, or $0.09 per share, respectively, with gains from sale of investments of $14.5 million and $10.1 million, respectively.  Our 50% share of CWI has decreased by $3.1 million primarily because of $7.8 million in taxes (our 50% share = $3.9 million) resulting from CWI having recognized its remaining future income tax benefit in Q308.  Pre-tax, our share of CWI has increased by $0.8 million.  CWI’s gross margins on a year to date basis are 25%, down from 33%, with additional $3.9 million in warranty accruals associated primarily with the L Gas and ISL G engines taken in the year, which compares to $1.4 million in warranty reductions in the same period last year.  Non-CWI operating expenses (research and development, general and administrative and sales and marketing) were up $8.8 million Q309 year to date versus Q308 year to date.  The increase relates primarily to higher expenses associated with launching our LNG systems for the heavy duty market such as Kenworth integration costs, production related operating costs, current product and field support and sales and marketing expenses.  In addition, during the year, we listed on NASDAQ, incurring additional listing fees, board expenses, insurance, legal, accounting and other costs and incurred costs related to our OEM engine development programs with our European partner and Weichai Power Co., Ltd. (“Weichai Power”).  Our 49% share of the loss from Juniper Engines Inc. (“Juniper”) was $0.8 million for the nine months ended December 31, 2008.

Our cash and short-term investments balance as at December 31, 2008 was $88.8 million compared to $22.8 million as at March 31, 2008.  In the nine months ended December 31, 2008, we raised approximately $52.4 million in net proceeds from our NASDAQ initial public offering, $14.0 million from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy.  Cash used in operations and for capital expenditures was $8.3 million, with $5.5 million in capital expenditures associated primarily with the establishment of our assembly centre and expansion of office facilities.  Year to date, we have invested $1.5 million in Juniper, advanced Cummins $1.6 million and paid $4.6 million against our limited recourse loan from Clean Energy.  During the quarter, CWI also paid out $9.3 million in dividends to Cummins.

On July 3, 2008, we issued 15,000 debenture units for total gross proceeds of $15 million.  Each debenture unit consists of an unsecured subordinated debenture in the principal amount $1,000 bearing interest at 9% per annum and 51 Common Share purchase warrants exercisable into Common Shares at any time for a period of two years from the date of issue at $18.73 per share.  We have the option to redeem the debentures at any time after 12 months and before 18 months from the date of issue at 115% of their principal amount and at 110% of their principal amount after 18 months.  Interest is payable semi-annually and the debentures mature on July 3, 2011.  We also issued 46,118 broker warrants which are exercisable into Common Shares at a price of $16.10 per share for a period of two years from the date of issue.  During the nine months ended December 31, 2008, we recognized $1.2 million in interest and amortization expense associated with this issuance and paid $0.6 million in interest.

On July 14, 2008, we announced that we had entered into a development agreement with a leading European engine manufacturer relating to our proprietary HPDI fuel system operating with natural gas and biogas.  We and the European engine manufacturer are working together to integrate and test our HPDI fuel system on their engine platforms.  The development work is expected to last 12 to 18 months from the date of signing.

On July 16, 2008, we announced that we had entered into a 30-year joint venture agreement with Weichai Power and Hong Kong Peterson to form a new entity, Weichai Westport Inc. (“WWI”).  WWI will research, develop, design, manufacture, market, distribute and sell advanced, alternative fuel engines (and relevant parts and kits) for use in automobiles, heavy-duty trucks, power generation and shipping applications.  Under the terms of the WWI joint venture agreement, our initial investment is expected to be approximately $5.1 million (30 million RMB), equaling a 35% equity interest in WWI.  Weichai Power and Hong Kong Peterson will hold 40% and 25% equity interests in WWI, respectively.  The board of directors of WWI will be composed of five directors.  We and Weichai Power will appoint two members each to the board of directors of WWI and Hong Kong Peterson will appoint one.  The Chair of the board of WWI will rotate between Weichai Power and us after each three-year term, with Weichai Power appointing the first board Chair.  As at the date of this MD&A, our investment in the joint venture is still awaiting formal Chinese government approval.

On July 21, 2008, we consolidated our common shares on a three and one-half-to-one (3.5:1) basis.  Trading in our common shares commenced on a post-consolidation basis on the Toronto Stock Exchange on July 24, 2008.  No fractional common shares were issued in connection with the consolidation, and all such fractional interests were rounded down to the nearest whole number of common shares.

On August 14, 2008, we filed a final prospectus in Canada and a registration statement on Form F-10 with the U.S. Securities and Exchange Commission in connection with an initial public offering of Westport common shares in the United States on NASDAQ.  We raised $57 million (US$54 million) in gross proceeds and started trading on NASDAQ on August 15th.

In October, 2008, as required by the terms of our funding agreement with Industry Canada’s Industrial Technologies Office (“ITO”), we issued 790,614 warrants with a strike price of $10.65 to the Government of Canada.  The number of warrants to be granted was calculated based on $4 million divided by the Black-Scholes option price calculated using the 5 day weighted stock price as at December 31, 2008.  We have also accrued approximately $1.0 million in royalties payable to Industrial Technologies Canada (“ITO”).

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with Canadian GAAP, which require us to make estimates and assumptions that affect the amounts reported in our consolidated financial statements.  We have identified several policies as critical to our business operations and in understanding our results of operations.  These policies, which require use of estimates and assumptions in determining their reported amounts, include our accounting of CWI as a variable interest entity, the valuation of long-term investments, equipment, furniture and leasehold improvements, intellectual property, revenue recognition, inventory and warranty.  The application of these and other accounting policies are described in note 2 of our fiscal 2008 annual consolidated financial statements.  There have been no significant changes in our critical accounting policies from what was previously disclosed in our MD&A for the year ended March 31, 2008 except as noted below in the “Changes in Accounting Policy” section.  Actual amounts may vary significantly from estimates used.  During the year, we increased our warranty reserves to reflect new claims experience information received on CWI products.  These changes in estimates are discussed further in the “Cost of Revenue” and “Gross Margin” sections under “Results of Operations”.

CHANGES IN ACCOUNTING POLICY

The accounting policies used in the unaudited consolidated interim financial statements for the three and nine months ended December 31, 2008 are unchanged from the year ended March 31, 2008, except as noted below.

Stock-based compensation plans
On April 1, 2008, we changed our accounting policy related to stock-based compensation plans to estimate forfeitures on the date of grant and calculate stock-based compensation based on options expected to vest.  Previously, we recognized the effect on stock-based compensation of forfeitures of options prior to vesting as they occur which was permitted under CICA Handbook 3870, “Stock-based compensation and other stock-based payments”.  On adoption of the new policy, the effect of forfeitures was not material and accordingly, the change resulted in no adjustment to opening deficit or to results of operations for any of the periods presented.

Financial instruments
CICA Handbook Section 3862 “Financial Instruments – Disclosures” and Section 3863 “Financial Instruments – Presentation” were effective for us on April 1, 2008.  While the adoption of these sections resulted in additional disclosures, which we have included as note 12 to the financial statements for the period ended December 31, 2008, adoption of these standards did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Capital Disclosures
CICA Handbook Section 1535, “Capital Disclosures”, which establishes disclosure requirements about the company’s objectives, policies and processes for managing capital, as well as quantitative information about capital became effective for us on April 1, 2008.  While the adoption of this section resulted in additional disclosures, which we have included as note 13 to the financial statements for the period ended December 31, 2008, there were no material impacts on our consolidated financial position, results of operations, or cash flows.

Inventories
In June 2007, the CICA issued Section 3031, “Inventories”, which replaces the existing Section 3030 and establishes standards for the measurement and disclosure of inventories.  The new standard provides more extensive guidance on the determination of cost, including allocation of depreciation and overhead and expands the disclosure requirements. In certain circumstances, the new section also permits the reversal of previous write-downs of inventory to net realizable value.  We adopted this section on April 1, 2008.  Adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows.

Foreign Currency
Effective, April 1, 2008, we determined that CWI, with a US dollar functional currency, is economically, financially and operationally independent of the Company and our exposure to exchange rate changes is now limited to our net investment in CWI. Accordingly, the accounts of CWI are translated into Canadian dollars as follows:

•	Revenue and expenses at the average rate of exchange.
•	Assets and liabilities are translated at the exchange rate in effect at the balance sheet date (previously non-monetary assets were translated at historical costs).
•	Exchange gains and losses arising from translation are included in a separate component of accumulated other comprehensive income (previously exchange gains and losses were included in net loss).

The following accounting standards will be adopted in the future:

Goodwill and Intangible Assets
In February 2008, the CICA issued Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs”.  Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and intangible assets.  Section 3064 applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008.  We expect to adopt this new section on April 1, 2009 and are currently evaluating the impact of the adoption of this new standard on the measurement, recognition, presentation and disclosure of our intangible assets in our consolidated financial statements.

International Financial Reporting Standards (“IFRS”)
In 2006, Canada’s Accounting Standards Board ratified a strategic plan that will result in Canadian GAAP, as used by publicly accountable enterprises, being fully converged with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS-IASB”) over a transitional period to be completed by 2011.  We will be required to report using the converged standards effective for our fiscal year beginning on April 1, 2011.

Canadian GAAP will be fully converged with IFRS-IASB through a combination of two methods: as current joint-convergence projects of the United States’ Financial Accounting Standards Board and the International Accounting Standards Board are agreed upon, they will be adopted by Canada’s Accounting Standards Board and may be introduced in Canada before the publicly accountable enterprises’ transition date to IFRS-IASB; and standards not subject to a joint-convergence project  will be exposed in an omnibus manner for introduction at the time of the publicly accountable enterprises’ transition date to IFRS-IASB.

The International Accounting Standards Board currently has projects underway that are expected to result in new pronouncements that continue to evolve IFRS-IASB, and, as a result, IFRS-IASB as at the transition date is expected to differ from its current form.  We are in the process of assessing the impact on us of the Canadian convergence initiative and developing a conversion plan.

DISCLOSURE CONTROLS AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

Our disclosure controls and procedures are designed to provide reasonable assurance that  relevant information is gathered and reported to senior management, including our Chief Executive Officer (“CEO”) and our Chief Financial Officer (“CFO”), on a timely basis so that appropriate decisions can be made regarding public disclosures.  We have also designed internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.   We expect that our financial reporting policies, processes and systems will continue to evolve as we commercialize our products.  No material changes to our systems of internal controls were made in the quarter.  We are in the process of rationalizing our controls and performing walkthroughs and management tests of controls to meet National Instrument 52-109 requirements by March 31, 2009.

RESULTS FROM OPERATIONS

For the three months ended December 31, 2008, product revenue was $25.4 million with 768 CWI units and 56 LNG systems shipped in the period.  Product revenue for the three months ended December 31, 2007 was $15.5 million with 798 CWI units and 3 LNG systems shipped.  CWI product revenues increased approximately 36% in Canadian dollar terms but only 10% in US dollar terms as the Canadian dollar was approximately 24% lower against the US dollar in Q309 compared to Q308.  Non-CWI revenues increased by $4.6 million with shipments to various port and non-port customers.

For the nine months ended December 31, 2008 and 2007, product revenues were $81.2 million and $44.0 million, respectively.  CWI product revenues were up 75% to $69.9 million from $40.0 million, an increase of 68% in US dollar terms.  Non-CWI revenues increased by 188% with higher unit sales of our Westport LNG systems accounting for most of the change.  Year to date, we have shipped 126 LNG systems compared to 36 LNG systems in the same period last year.

Revenue
Expressed in thousands of Canadian dollars except for units
	Three months ended		Nine months ended
	December 31			December 31
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Units, including LNG systems	824	801	3,362	2,201

Product revenue	25,448	15,488	81,208	43,969
Parts revenue	5,606	3,822	14,367	12,240
	31,054	19,310	95,575	56,209

Product Revenue by Geographic Region
As a percentage of revenue dollars
	Three months ended		Nine months ended
	December 31			December 31
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Americas	90%	77%	88%	60%
Asia	2%	7%	4%	22%
Rest of the world	8%	16%	8%	18%

For the three and nine months ended December 31, 2008, 90% and 88% of revenues were earned from shipments to the Americas, with the ISL G being the primary driver of sales.  Revenues from Asia in the nine months ended December 31, 2007 related primarily to shipments to China.

Parts revenues for the three months ended December 31, 2008 and 2007 were $5.6 million and $3.8 million, respectively, with a weaker Canadian dollar accounting for approximately $0.9 million of the increase and the balance relating to increased parts sales.  For the nine months ended December 31, 2008, parts revenue increased by $2.1 million to $14.4 million from $12.2 million, with most of that increase occurring in Q309.  Parts revenue is a function of engine population, the age of the population and product reliability.

Cost of revenue for the three months ended December 31, 2008 and 2007 were $24.7 million and $12.8 million, respectively, on revenues of $31.1 million and $19.3 million, respectively.  In the three and nine months ended December 31, 2007, CWI reduced warranty reserves by $0.4 million and $1.4 million, respectively, related primarily to the C Gas plus sold in North America.  In the three and nine months ended December 31, 2008, this positive warranty trend reversed with increased warranty claims primarily on the L-Gas and ISL G engines.  Accordingly, in these periods, CWI increased warranty reserves by $2.4 million and $3.9 million, respectively.  The ISL G was launched in mid-2007 and has replaced the L Gas and C Gas plus in North America.  In general, engines experience higher warranty claims upon launch and lower claims at the end of their product lives as launch defects are corrected and fixes implemented.  CWI’s policy is to take a higher warranty accrual upon launch.  However, the rapid adoption of the ISL G (with over 3,000 units shipped since launch in mid—2007) has resulted in higher warranty expenses than expected with changes in warranty experience affecting a larger population.  Warranty has and will fluctuate quarter to quarter.

Gross margins were $6.3 million and $6.6 million for the three months ended December 31, 2008 and 2007 and $23.9 million and $17.9 million year to date.  Gross margin percentages on a consolidated basis for the quarter were 20% with CWI gross margins at 18%, down from 33% in Q308 primarily because of higher warranty reserves taken, and a higher accrual rate taken on new ISL Gs shipped in the period.  Warranty experience on the ISL G, with its limited claims history, continues to fluctuate.  For the nine months ended December 31, 2008 and 2007, consolidated gross margin percentages were 25% and 32%, respectively, with CWI’s gross margins at 25% and 33%, respectively.

Research and development expenses, on a net basis, for the three and nine months ended December 31, 2008 were $7.8 million and $22.0 million up 31% and 34%, respectively, from $5.9 million and $16.5 million for the same periods in the prior year.  In the quarter ended December 31, 2008, CWI research and development expenses were up $1.1 million compared to the third quarter of fiscal 2008 primarily because of lower development activity this quarter last year with the launch of the ISL G in the spring of 2007, Cummins technology access fees ($0.2 million), and foreign exchange ($0.4 million).  On a year to date basis, CWI expenses are up $1.7 million with higher technology royalty fees associated with higher revenues in the period ($0.8 million), foreign exchange in the third quarter ($0.4 million) and increased research and development activity.  Research and development costs fluctuate with funding levels and stage of the development program.  Non-CWI research and development expenses have increased by $0.7 million and $3.9 million in the three and nine months ended December 31, 2008 with lower government and partner funding and with our contributions from ITO fully utilized, $0.3 million per quarter ($1.0 million year to date) accrued for royalty payments to ITO under our funding agreement with them, and increased product development, OEM engine development and support costs.

Research and Development Expenses
(expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
		December 31		Decemeber 31
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Research and development expenses	8,280	6,290	23,806	19,379
Program funding	(526)	(350)	(1,784)	(2,920)

Research and development	7,754	5,940	22,022	16,459

General and administrative expenses for the three months ended December 31, 2008 and 2007 were $2.4 million and $1.8 million, respectively.  The $0.6 million increase related to $0.2 million in higher CWI expenses, $0.2 million in increased stock based compensation expense, NASDAQ related expenses and timing of consulting, travel and other costs.  For the nine months ended December 31, 2008, general and administrative costs were up $2.0 million to $6.1 million from $4.1 million with CWI costs up $0.9 million, stock based compensation up $0.7 million, NASDAQ costs,  increased work on internal controls and timing of expenses.

Sales and marketing expenses for the three months ended December 31, 2008 were $4.0 million compared to $2.3 million in the prior year.  CWI sales and marketing expenses were up $0.5 million, primarily because of foreign exchange and timing of expenses.  Non-CWI expenses were up $1.2 million primarily because of increased field service, current product support, OEM related costs and other customer related activities associated with commercialization of our LNG systems for heavy-duty trucks.  Some of our costs previously associated with research and development activities are now in sales and marketing as our efforts have been moving away from pre-production and demonstration support to field service and support.  For the nine months ended December 31, 2008 compared to 2007, sales and marketing expenses increased by $4.4 million to $10.8 million from $6.4 million with CWI sales and marketing up by $0.6 million and non-CWI sales and marketing costs up $3.8 million compared to the prior year with increased corporate development activity, sales activities, field service and other partner and customer related activities.

Foreign exchange loss (gain) relates primarily to the realized and unrealized losses recognized on US dollar denominated balances other than on those arising from the translation of CWI, which are now included in a separate component of accumulated other comprehensive income (previously, exchange gains and losses were included in net loss).  For the three months ended December 31, 2008 and 2007, we recognized a loss of less than $0.1 million and gain of less than $0.1 million, respectively.  For the nine months ended December 31, 2008 and 2007, we recognized losses of $0.7 million and $1.0 million, respectively.  From March 31, 2008 to December 31, 2008, the US dollar strengthened by approximately 19%.

Depreciation and amortization for the three and nine months ended December 31, 2008 was $0.5 million and $1.4 million compared to $0.4 million and $1.1 million, respectively, for the same periods in the prior year.  The increase year over year reflects the higher capital expenditures in the year.

Loss from investment accounted for by the equity method relating to our 49% share of Juniper was $0.3 million and $0.8 million for the three and nine months ended December 31, 2008.  Losses related primarily to market and product development expenses.  We made our 49% investment on April 1, 2008.

Interest on long-term debt and amortization of discount expense of $0.6 million and $1.2 million in the three and nine months ended December 31, 2008 relates to the $15 million in debenture units issued on July 3rd, 2008.  Interest on long-term debt and amortization of discount expense of $1.0 million for the nine months ended December 31, 2007 related primarily to the interest and the accretion on $22.1 million in convertible notes first issued in June, 2006.  The full amount of the convertible notes was converted into shares in July, 2007.

Gain on sale of investments for the three months ended December 31, 2008 was nil compared to $9.4 million in the three months ended December 31, 2007.  For the nine months ended December 31, 2008, we recognized a gain of $14.5 million primarily from the sale of 1,178,760 Clean Energy shares.  Included in the $14.5 million was a gain of $0.3 million arising from the sale of short-term investments.  In the nine months ended December 31, 2007, we recognized a $10.1 million gain arising from the sale of 696,175 shares of Clean Energy for a gain of $7.4 million and proceeds of $10.5 million and from the sale of our shares in Wild River Resources, which gave rise to a gain of $2.7 million.

Income tax recovery in the three months ended December 31, 2008 was less than $0.1 million compared to $5.9 million in the three months ended December 31, 2007.  $0.5 million of the current tax expense related to withholding taxes payable on dividends paid by CWI to Westport while the remainder largely related to income taxes payable by CWI.  Future income taxes recognize the benefit or use of tax losses.  During the third quarter of fiscal 2009, CWI recognized an additional $1.2 million in future tax benefits related primarily to warranty accruals, which are deductible for tax only when paid.  During the third quarter of fiscal 2008, CWI recognized $5.9 million in future tax benefits by fully reversing their valuation allowance against their remaining tax losses.  For the nine months ended December 31, 2008 and 2007, we recognized consolidated income tax expense of $4.9 million and consolidated income tax recovery of $5.2 million.  For the three quarters ended December 31, 2008, CWI has drawn down $1.6 million of its future tax asset and recognized $1.0 million in current taxes payable.  The balance relates to the income tax effects on available for sale securities.

Joint venture partners’ share of net income from joint ventures of $0.5 million for the three months ended December 31, 2008 reflects Cummins’ 50% share of CWI’s income for the period on an after tax basis of $0.1 million and Beijing Tianhai Industry Co., Ltd.’s (“BTIC”) 50% share of BWI’s net operating income of $0.3 million.  For the nine months ended December 31, 2008 and 2007, our joint venture partners’ share of income from joint ventures was $3.4 million and $6.0 million respectively with Cummins share of CWI representing $3.1 million and $6.2 million respectively.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

Cash and cash equivalents consist of treasury bills, guaranteed investment certificates, bankers acceptances, and term deposits with maturities of 90 days or less when acquired.  Short-term investments consist primarily of government treasury bills, commercial paper and bank issued debt.

Our cash and short-term investments balance as at December 31, 2008 was $88.8 million compared to $22.8 million as at March 31, 2008.  In the nine months ended December 31, 2008, we raised approximately

$52.4 million in net proceeds from our NASDAQ initial public offering, $14.0 million from the issuance of debenture units, and $19.4 million from the sale of shares in Clean Energy.

For the nine months ended December 31, 2008, cash used in operations and for capital expenditures was $8.3 million.  Capital expenditures associated primarily with the establishment of our assembly centre and office expansions consumed $5.5 million while changes in non-cash operating working capital contributed $12.0 million, primarily from increases to warranty liability, which is recognized upon the sale of products or when an additional reserve is taken and then drawn down over time.  Cash used in operations, excluding changes in non-cash operating working capital, was $14.8 million.  We also invested $1.5 million in Juniper, advanced Cummins $1.6 million and paid $4.6 million against our limited recourse loan from Clean Energy from the proceeds of the sale of approximately 51 LNG systems.  During the third quarter of fiscal 2009, CWI also paid out $9.3 million in dividends to each parents with Cummins share reflected as a reduction of the joint venture partner’s share of net assets of joint venture.

Our plan is to use our current cash and cash equivalents and short-term investments, our share of CWI profits, borrowings under our credit facility, and the proceeds from the sale of our investment in Clean Energy, to fund our current programs and initiatives and our OEM commitments, the most significant of which is our commitment to invest approximately RMB 30 million (approximately $5.1 million) into a joint venture with Weichai Power.  We also continue to look to partners and governments to help fund our investments on commercially acceptable terms.  However, there are no guarantees that we will be successful in obtaining third-party funding on acceptable terms or at all.

As at December 31, 2008, our $13 million credit facility with our bank was drawn down by our demand instalment loan of $5.0 million and a $0.6 million letter of credit.  Our bank credit facility is subject to and limited by financial covenants, which may prevent us from drawing against the full amount of the line.  Although no such limitations exist today, tightening credit conditions in the broader market could adversely affect our ability to borrow in future or increase our cost of borrowing.  We currently pay prime + 1/4% on amounts drawn, up from prime – 1/4%.  Our debenture agreement also restricts us from incurring additional indebtedness for borrowed monies except for certain senior indebtedness, unsecured debt up to $20 million ranking pari passu with the debentures, and debt subordinated to the debentures.  The note indenture does not restrict us from increasing the amount of certain senior indebtedness owing to our bankers or other senior lenders currently outstanding or from creating liens on our assets to secure such senior indebtedness or permitted increases to such senior indebtedness.  The note indenture additionally does not restrict our subsidiaries and affiliates from incurring indebtedness for borrowed money or other obligations.

Clean Energy's common stock is listed on the NASDAQ and its share price is subject to fluctuations with changes in its business, general economic factors and/or market conditions, which may impact our capital requirements.  As at January 28, 2009, we owned approximately 184,000 shares of Clean Energy with a market value of approximately U.S. $1.3 million based on the NASDAQ closing price of U.S.$7.05 per share.

Based on our current cash requirements, we believe our existing cash resources are adequate for at least the next twelve months.  Our capital requirements will vary depending on a number of factors, including the timing and size of orders for our LNG systems, our ability to successfully launch product, our supply chain and manufacturing requirements, our success in executing our business plan, relationships with current and potential strategic partners, commercial sales and margins, product reliability, progress on research and development activities, capital expenditures and working capital requirements, particularly inventory.  We also review investment and acquisition opportunities on a regular basis for technologies, businesses and markets that would complement our own products or assist us in our commercialization plans.  Significant new orders, significant decreases in orders, further deterioration of gross margins, expanded engine programs, acquisitions or investments could require additional funding, which may be adversely affected by the current financial markets.  If such additional funding is not available to us, if expected orders do not materialize or are delayed, or if we have significant overspending in our programs, we may be required to delay, reduce or eliminate certain research and development activities, reduce or cancel inventory orders, reduce business development activities, and possibly forego new program, acquisition or investment opportunities.  Any of those circumstances could potentially result in a delay of the commercialization of our products in development and could have an adverse effect on our business, results of operations, liquidity and financial condition.  We continue to monitor economic conditions to determine if significant changes in our operating and strategic plans are required.

This “Capital Requirements, Resources and Liquidity” section contains certain forward looking statements.  By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.  Readers are encouraged to read the “Basis of Presentation” section of this MD&A which discusses forward-looking statements and the “Risks and Uncertainties” section of our AIF.

CONTINGENT OFF-BALANCE SHEET ARRANGEMENTS

Commitments and contingencies have been disclosed in our annual MD&A dated May 16, 2008 and are substantially unchanged except that the royalty term for the Green Economy Development Fund (Province of British Columbia) ended April 10, 2008 and we have issued the $4 million of warrants owing to the Government of Canada under our ITO agreement.  We are in continuing discussions with ITO to extend the work phase of our funding agreement to March 31, 2009.  As ITO is still reviewing our request for an extension, we have accrued $1.0 million in royalties in the nine months ended December 31, 2008.  If ITO approves the extension, the $1.35 million minimum in annual royalties would likely begin to accrue in fiscal 2010, in which case, we would reverse our $1.0 million accrual.

Under the terms of the WWI joint venture agreement, we expect to invest approximately $5.1 million (30 million RMB) to acquire a 35% equity interest in WWI.

SHARES OUTSTANDING

For the nine months ended December 31, 2008 and 2007, after reflecting our 3.5:1 share consolidation effected July 21, 2008, the weighted average number of shares used in calculating the loss per share were 32,029,996 and 29,689,377, respectively.  During the nine months ended December 31, 2008, as part of the debenture units issued on July 3, 2008, we issued 771,428 warrants with a strike price of $18.73 and 46,118 broker warrants with a strike price of $16.10.  We also issued 790,614 warrants with a strike price of $10.65, which represented the five day weighted average price, to the Government of Canada, as required under our funding agreement.  The number of shares, share options, performance share units, and warrants outstanding and exercisable as at the following dates are shown below:

	December 31, 2008		January 28, 2009
		Weighted		Weighted
		average		average
	Number	exercise price	Number	exercise price
Shares outstanding	32,038,401	N/A	32,038,401	N/A
Share Options
- Outstanding	1,150,296	$7.34	1,150,296	$7.34
- Exercisable	783,750	$7.58	783,750	$7.58
Performance Share Units
- Outstanding	1,729,970	N/A	1,729,970	N/A
- Exercisable	597,560	N/A	597,560	N/A
Warrants - Outstanding and exercisable	1,608,160	$14.68	1,608,160	$14.68

SELECTED QUARTERLY FINANCIAL DATA (unaudited)

The selected table provides summary financial data for our last eight quarters:

Selected Quarterly Operations Data (unaudited)
Three months ended	31-Mar-07	30-Jun-07	30-Sep-07	31-Dec-07	31-Mar-08	30-Jun-08	30-Sep-08	31-Dec-08

Units shipped	617	533	867	801	519	1,078	1,460	824
Average foreign exchange rate (C$:US$)	$1.17	$1.10	$1.04	$0.98	$1.00	$1.01	$1.04	$1.21

(expressed in thousands of Canadian dollars except per share)

Product revenue	$15,656	$11,842	$16,639	$15,488	$11,269	$21,428	$34,332	$25,448
Parts revenue	$3,658	$3,888	$4,530	$3,822	$4,058	$4,081	$$4,680	$5,606
Total revenue	$19,314	$15,730	$21,169	$19,310	$15,327	$25,509	$39,012	$31,054
Cost of sales	$11,426	$10,392	$15,116	$12,756	$10,759	$17,170	$29,785	$24,733
Gross margin	$7,888	$5,338	$6,053	$6,554	$4,568	$8,339	$9,227	$6,321
	41%	34%	29%	34%	30%	33%	24%	20%

Net income (loss) for the period	$1,731	$(4,724)	$(4,867)	$7,401	$(8,125)	$(3,464)	$676	$(8,927)

Earnings (loss) per share -post consolidation:
Basic	$0.08	$(0.22)	$(0.19)	$0.28	$(0.30)	$(0.13)	$0.02	$(0.28)
Diluted	$0.06	$(0.22)	$(0.19)	$0.26	$(0.30)	$(0.13)	$0.02	$(0.28)

Cash from (used in) operations before change in non-cash operating working capital	$568	$(3,372)	$(2,645)	$(3,339)	$(8,238)	$(2,550)	$(3,945)	$(8,288)

Company's 100% share of CWI net income	$8,388	$1,160	$2,412	$8,870	$9810)	$3,234	$2,800	$258
Joint Venture Partner's share of CWI net income	$4,194	$580	$1,206	$4,435	$(405)	$1,617	$1,400	$129

Our quarterly results are impacted by the timing of product deliveries, completion of engineering milestones, government and partner funding, timing of sale of investments, financing related transactions, foreign exchange and foreign exchange gains and losses.  In the three months ended March 31, 2007, December 31, 2007 and September 30, 2008, we recognized gains on sale of assets, which put us into a net income position for those periods.  CWI income or loss, and our resulting 50% share, will vary from quarter to quarter depending on the timing of unit sales, product and customer mix, and the timing of completion of engineering milestones and related government funding, change in warranty estimates and taxes.

RISKS AND UNCERTAINTIES

Business risks and uncertainties related to product development, competitive and regulatory environments, economic and industry factors are described in detail in our 2008 Annual Information Form and are substantially unchanged except as follows:

Unprecedented disruptions in recent months in the financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies.  Although we have no current requirement to raise capital, these disruptions, depending on their continued severity and duration, could, among other things, make it more difficult for us to obtain, or increase our cost of obtaining, capital and financing for our operations should we need to raise additional financing in future.  Additional capital, if required, may not be available on terms acceptable to us or at all.  Moreover, these disruptions could make it more difficult for our customers and suppliers to obtain, or increase their cost of obtaining capital and financing for their operations, which may directly or indirectly impact our sales, our production capacity, cashflows and other operating activities.  A decline in consumer confidence may also impact the demand for consumer products, which could affect the overall medium and heavy duty truck markets.

NON-GAAP MEASURES

We use certain non-GAAP measures to assist in assessing our financial performance and liquidity.  Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.  Non-GAAP measures and reconciliations to financial statement line items for the periods indicated are as follows:

Cash used in operations before changes in non-cash operating working capital
(expressed in thousands of Canadian dollars)
	Three months ended		Nine months ended
	December-09		December-09
	2008	2007	2008	2007
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from operations:	$(8,927.00)	$7,401.00	$(11,715.00)	$(2,190.00)
Income (loss) for the period
Items not involving cash:	519.00	380.00	1,407.00	1,106.00
Depreciation and amortization
Stock-based compensation expense	505.00	157.00	1,680.00	566.00
Future income tax recovery	(952.00)	(5,922.00)	3,732.00	(5,416.00)
Change in deferred lease inducements	(78.00)	(65.00)	(244.00)	(186.00)
Gain on sale of investments	-	(9,392.00)	(14,479.00)	(10,110.00)
Joint Venture Partners' share of net income from joint ventures	469.00	4,251.00	3,429.00	6,037.00
Loss from investment accounted for by the equity method	259.00	-	842.00	-
Interest on long-term debt and amortization of discount	(83.00)	-	565.00	986.00
Other	-	(149.00)	-	(149.00)

Cash used in operations before changes in non-cash operating working capital (non-GAAP)	$(8,288.00)	$(3,339.00)	$(14,783.00)	$(9,356.00)